UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2005 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING 401(K) PLAN FOR ILIAC AGENTS

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

ING 401(k) PLAN FOR ILIAC AGENTS

Contents of Audited Financial Statements and Supplemental Schedule

			Page
I.	The following financial statements and supplemental schedule for the ING 401(k) Plan for ILIAC Agents are being filed herewith:

	Financial Statements and Supplemental Schedule
	December 31, 2005 and 2004, and the year ended December 31, 2005:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2005 and 2004		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2005 and 2004		3

	Notes to Financial Statements		4

	Supplemental Schedule:
	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		11

	Signature Page		12

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

Board of Directors

ING 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING 401(k) Plan for ILIAC Agents as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia

June 14, 2006

ING 401(k) PLAN FOR ILIAC AGENTS

Statements of Net Assets Available for Benefits

As of December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value:
Mutual funds	$24,145,230	$19,371,340
ING Groep Shares	1,995,332	939,735
Participant loans	994,680	920,821
Guaranteed investment contract; at contract value	5,291,886	5,385,432
Net assets available for benefits	$32,427,128	$26,617,328

The accompanying notes are an integral part of these financial statements.

ING 401(k) PLAN FOR ILIAC AGENTS

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2005 and 2004

	2005	2004

Additions:
Interest and dividends	$1,186,986	$625,738
Contributions - participants	3,796,396	3,261,476
Contributions - employer	1,182,978	1,097,009
Rollover contributions	77,507	66,521
Net appreciation in fair value of investments	987,069	1,988,059
Total additions	7,230,936	7,038,803

Deductions:
Benefits paid to participants	1,402,527	1,011,081
Deemed distributions	15,059	17,985
Administrative expenses	3,550	-
Total deductions	1,421,136	1,029,066

Net increase	5,809,800	6,009,737

Net assets available for benefits:
Beginning of year	26,617,328	20,607,591
End of year	$32,427,128	$26,617,328

The accompanying notes are an integral part of these financial statements.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

December 31, 2005

1.	Description of Plan

General

The following description of the ING 401(k) Plan for ING Life Insurance and Annuity Company (“ILIAC”) Agents, formerly the Agents of Aetna Life Insurance and Annuity Company Incentive Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan documents, including the Summary Plan Description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ILIAC. The Plan is intended to meet the requirements of Internal Revenue Code (“IRC”) Section 401(a). The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ILIAC is the Plan sponsor (“Plan Sponsor”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee (“Trustee”) of the Plan.

Investment Options

At December 31, 2005, the Plan’s assets were invested in the following investment vehicles: ING Fixed Account, ING Intermediate Bond Fund - Class I, ING International Value Fund - Class I, ING Large Cap Growth Fund - Class I, ING Market Stock Fund, ING Real Estate Fund - Class I, ING VP Growth Portfolio - Class I, ING VP Index Plus LargeCap Portfolio - Class I, ING VP Index Plus MidCap Portfolio - Class I, ING VP Index Plus SmallCap Portfolio - Class I, Merrill Lynch Equity Index Trust, MFS Institutional International Equity Fund, and Washington Mutual Investors Fund - Class R-5.

Concentrations of Risk

At December 31, 2005 and 2004, the Plan’s assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. (the “Company,” a Netherlands corporation which is the parent of the Plan Sponsor) stock (as more fully described below), the value of which is subject to fluctuations related to corporate, industry and economic factors.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan. Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and ILIAC’s contribution. ILIAC contributions are based on participant deferrals and eligible earnings. Each participant’s account is also credited with allocations of Plan investment results. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance. All earnings or losses are allocated to each participant’s account as soon as practicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year. Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ILIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan.

The amount of cumulative forfeited nonvested participant accounts as of December 31, 2005 and 2004 is $61,631 and $54,541, respectively. Forfeitures are used to pay Plan expenses as permitted by the Plan documents.

Employee Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Employer Contributions

As of December 31, 2005, ILIAC matches participants’ pre-tax contributions at 50% of each participant’s contributions up to the first 6% of total eligible earnings. The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions. ILIAC matching contributions are made in cash, and are allocated with consideration to each participant’s investment elections.

Participant Loans

Subject to the provisions of the Plan, participants may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

Benefits

Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of his/her vested account balance. Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance. A participant may elect to receive his/her benefit in Company stock (defined as American Depository Shares (“Groep Shares”)) to the extent his or her account is invested in Company stock. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Administrative Expenses

The Plan is responsible for paying all Plan expenses, unless ILIAC determines to pay them. Forfeitures may also be used to pay Plan expenses as permitted by the Plan documents. Administrative expenses, net of forfeitures, were $3,550 and $0 for the years ended December 31, 2005 and 2004, respectively.

Plan Termination

Although it has not expressed any intent to do so, ILIAC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep Shares, guaranteed investment contracts (“GICs”), and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market. Investments in Groep Shares are based on the quoted market price in an active market of the common shares of the Company. Certain investments in contracts with insurance companies (ING Fixed Account) are stated at contract value, in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans (“SOP 94-4”). Generally, contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment.

Loans to participants are valued at their outstanding balances, which approximate fair value.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 27, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

4.	Investments

The following individual investments represent 5% or more of the Plan’s total net assets as of December 31:

	2005	2004

Fidelity Blue Chip Growth Fund	$-	$2,585,835
ING Fixed Account	5,291,886	5,385,432
ING Growth Fund - Class I	-	1,584,649
ING Index Plus Large Cap Fund - Class I	-	1,378,534
ING Index Plus MidCap Fund - Class I	-	2,324,026
ING International Value Fund - Class I	4,203,461	3,403,031
ING Large Cap Growth Fund - Class I	2,111,956	-
ING Market Stock Fund	1,995,332	-
ING Real Estate Fund - Class I	1,860,570	-
ING VP Growth Portfolio - Class I	3,108,013	-
ING VP Index Plus LargeCap Portfolio - Class I	2,403,694	-
ING VP Index Plus MidCap Portfolio - Class I	3,412,038	-
Washington Mutual Investors Fund - Class R-5	2,564,026	1,610,606

The net appreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, is as follows for the years ended December 31:

	2005	2004

Mutual funds	$689,018	$1,796,179
ING Groep shares	298,051	191,880
Net appreciation in fair value	$987,069	$1,988,059

5.	Investment in Insurance Contracts

As of December 31, 2005, the Plan maintained one GIC related investment option, the ING Fixed Account. This contract is considered to be fully benefit responsive in accordance with AICPA SOP 94-4 and is carried at contract value. As of December 31, 2005 and 2004, the fair value of the investment in the ING Fixed Account is $4,970,669 and $5,272,306, respectively.

ING 401(k) PLAN FOR ILIAC AGENTS

Notes to Financial Statements

The average yields for the contract for the years ended December 31, 2005 and 2004, were 3.40% and 3.70%, respectively. The crediting interest rates for the contract as of December 31, 2005 and 2004 were 3.40% and 3.70%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2005 and 2004 were 3.10% and 3.65%, respectively.

The Fixed Account guarantees that amounts allocated to it will earn a minimum interest rate, which was 3.10% for 2005. ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

6.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds and Groep shares that are managed by affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2005 and 2004, funds of $26,864,786 and $18,622,026, respectively, were held in such investments and are considered parties-in-interest to the Plan.

Supplemental Schedule

ING 401(k) PLAN FOR ILIAC AGENTS

EIN-71-0294708 Plan-005

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

At December 31, 2005

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value

*	ING Fixed Account	ING Fixed Fund/GIC	$5,291,886	***

*	ING Intermediate Bond Fund - Class I	Mutual Fund Shares	1,309,132

*	ING International Value Fund - Class I	Mutual Fund Shares	4,203,461

*	ING Large Cap Growth Fund - Class I	Mutual Fund Shares	2,111,956

*	ING Market Stock Fund	Shares of Company Stock	1,995,332

*	ING Real Estate Fund - Class I	Mutual Fund Shares	1,860,570

*	ING VP Growth Portfolio - Class I	Mutual Fund Shares	3,108,013

*	ING VP Index Plus LargeCap Portfolio - Class I	Mutual Fund Shares	2,403,694

*	ING VP Index Plus MidCap Portfolio - Class I	Mutual Fund Shares	3,412,038

*	ING VP Index Plus SmallCap Portfolio - Class I	Mutual Fund Shares	1,168,704

	Merrill Lynch Equity Index Trust	Mutual Fund Shares	1,426,491

	MFS Institutional International Equity Fund	Mutual Fund Shares	577,145

	Washington Mutual Investors Fund - Class R-5	Mutual Fund Shares	2,564,026

	Participant Loans	**	994,680

			$32,427,128

Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING 401(k) Plan for ILIAC Agents
	By:	ING US PENSION COMMITTEE
June 27, 2006		By:	/s/ Darryl Harris
Dated		Name:	Darryl Harris
		Title:	Chairman, ING U.S. Pension Committee